Exhibit 99.1

Gamida Cell Bolsters Management Team with Appointment of Tracey Lodie, Ph.D., as Chief Scientific Officer

BOSTON, MA – June 5, 2019 – Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, today announced the appointment of Tracey Lodie, Ph.D., as chief scientific officer. Dr. Lodie will be responsible for setting the scientific strategy, synthetic biology and priorities for Gamida Cell, as well as overseeing translational research for our clinical pipeline. She succeeds Tony Peled, who will transition to the newly created role of chief technology officer, where she will be responsible for leveraging the transformative potential of Gamida Cell’s proprietary, nicotinamide-based, or NAM-based, technology, into a multi-product pipeline.

“We are delighted to welcome Tracey to Gamida Cell. Her deep experience in autoimmunity and immuno-oncology research will be critical as we continue to develop GDA-201 an investigational, natural killer cell-based immunotherapy in Phase 1 development with the potential to treat hematologic malignancies and solid tumors,” said Julian Adams, Ph.D., chairman and chief executive officer of Gamida Cell. “In addition, we look forward to Tony’s contributions in her new role as chief technology officer. As a co-founder of the company and a lead researcher behind our NAM-based technology, she is uniquely qualified to help us realize its vast potential to address the limitations of currently available cell therapies, given its broad application to other cell types.”

Dr. Lodie is an immunologist with over 16 years of drug discovery experience in the areas of autoimmunity, transplant biology and immuno-oncology. Prior to joining Gamida Cell, Dr. Lodie served as senior vice president, translational immunology at BlueRock Therapeutics, where she helped to advance their universal pluripotent stem cell platform into central nervous system, cardiovascular, and autoimmune therapeutic areas. She also served as vice president of immunology at Syros Pharmaceuticals, where she developed new autoimmunity and immuno-oncology research programs. Prior to Syros Pharmaceuticals, Dr. Lodie spent over 14 years at Sanofi-Genzyme, where she held roles of increasing responsibility. At Sanofi-Genzyme, Dr. Lodie was instrumental in advancing several development programs through regulatory approval in the area of transplant and autoimmunity. Dr. Lodie has experience as an academic instructor and has served in various industry related and non-profit leadership roles, including scientific advisory boards. Dr. Lodie holds a Ph.D. in immunology and pathology from Boston University School of Medicine and a B.S. in biology from Fairfield University.

“I am honored to join Gamida Cell’s impressive leadership team at this exciting time in the company’s growth. Gamida Cell has established its technology platform through developing omidubicel, an investigational advanced cell therapy in Phase 3 clinical development designed to enhance the life-saving benefits of bone marrow transplant,” said Dr. Lodie. “With natural killer cells emerging as a potentially revolutionary approach in cell therapy, I look forward to helping to advance GDA-201 and also strengthening our research capabilities, particularly in the area of immunology, to further expand our pipeline.”

About Omidubicel
Omidubicel (formerly known as NiCord®), the company’s lead clinical program, is an advanced cell therapy under development as a potential life-saving allogeneic hematopoietic stem cell (bone marrow) transplant solution for patients with hematologic malignancies (blood cancers). Omidubicel is the first bone marrow transplant product to receive Breakthrough Therapy Designation from the U.S. Food and Drug Administration and has also received Orphan Drug Designation in the U.S. and EU. In a Phase 1/2 clinical study, omidubicel demonstrated rapid and durable time to engraftment and was generally well-tolerated.1 A Phase 3 study evaluating omidubicel in patients with leukemia and lymphoma is ongoing in the U.S., Europe and Asia.2 Omidubicel is also being evaluated in a Phase 1/2 clinical study in patients with severe aplastic anemia.3 The aplastic anemia investigational new drug application is currently filed with the FDA under the brand name CordIn®, which is the same investigational development candidate as omidubicel. For more information on clinical trials of omidubicel, please visit www.clinicaltrials.gov.

About GDA-201
Gamida Cell applied the capabilities of its NAM-based cell expansion technology to develop GDA-201 (formerly known as NAM-NK), an innate natural killer (NK) cell immunotherapy for the treatment of hematologic and solid tumors in combination with standard of care antibody therapies. GDA-201 addresses key limitations of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture. GDA-201 is in Phase 1 development through an investigator-sponsored study in patients with refractory non-Hodgkin lymphoma and multiple myeloma.4

Omidubicel and GDA-201 are investigational therapies, and their safety and efficacy have not been evaluated by the U.S. Food and Drug Administration or any other health authority.

About Gamida Cell
Gamida Cell is a clinical-stage biopharmaceutical company committed to developing advanced cell therapies with the potential to cure blood cancers and rare, serious hematologic diseases. We are leveraging our proprietary nicotinamide-based, or NAM-based, cell expansion technology to develop product candidates designed to address the limitations of cell therapies. For additional information, please visit www.gamida-cell.com.

1Horwitz M.E., Wease S., Blackwell B., Valcarcel D. et al. Phase I/II study of stem-cell transplantation using a single cord blood unit expanded ex vivo with nicotinamide. J Clin Oncol. 2019 Feb 10;37(5):367-374.
2ClinicalTrials.gov identifier NCT02730299.
3ClinicalTrials.gov identifier NCT03173937.
4ClinicalTrials.gov identifier NCT03019666.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the progress of the clinical trials of Gamida Cell’s product candidates, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s clinical trials and variability, and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of Gamida Cell’s public filing on Form 20-F, filed with the SEC on February 25, 2019, and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

Contacts:
Jaren Irene Madden
jaren@gamida-cell.com
1-617-286-6264

Krystle Gibbs (media)
krystle@tenbridgecommunications.com
508-479-6358